DRONESHARE, INC

FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 11, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
DroneShare, Inc
Boynton Beach, Florida

We have reviewed the accompanying financial statements of DroneShare, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (June 11, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note H, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 8, 2021

DroneShare, Inc

BALANCE SHEET

(UNAUDITED)

As of December 31,		2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	100
Total current assets		**100**
Total assets	**$**	**100**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Note Payable- Related Party	$	899
Total current liabilities		**899**
Total liabilities		**899**
STOCKHOLDERS EQUITY		
Common Stock		-
Additional Paid In Capital		100
Retained earnings/(Accumulated Deficit)		(899)
Total stockholders' equity		**(799)**
Total liabilities and stockholders' equity	**$**	**100**

See accompanying notes to financial statements.

DRONESHARE, INC
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception date (June 11, 2020)	**December 31, 2020**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	112
Legal and Professional Fees	600
Organizational Costs	187
Total operating expenses	899
Operating income/(loss)	(899)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(899)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (899)**

See accompanying notes to financial statements.

DRONESHARE, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	**Common Stocks**		**Additional Paid In Capital**	**Retained earnings/ (Accumulated Deficit)**	**Total Shareholder Equity**
	Shares	**Amount**			
Inception - June 11, 2020	-	-			
Capital contribution			$ 100		**$ 100**
Net income/(loss)				$ (899)	$ (899)
Balance—December 31, 2020	**-**		**$ 100**	**$ (899)**	**$ (799)**

See accompanying notes to financial statements.

As of Inception (June 11, 2020)	December 31, 2020
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ (899)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Net cash provided/(used) by operating activities	**(899)**
CASH FLOW FROM FINANCING ACTIVITIES	
Note Payable- Related Party	899
Capital contribution	100
Net cash provided/(used) by financing activities	**999**
Change in cash	100
Cash—beginning of year	-
Cash—end of year	**$ 100**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

Notes to the Financial Statements (Reviewed)
DroneShare, Inc
For The Period from June 11, 2020 (Inception) to December 31, 2020

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

DroneShare, Inc ("the Company") is a corporation organized under the laws of the State of Florida on June 11, 2020. The Company was founded for the purpose of renting high end technology for a fraction of a cost.

The Company intends to generate revenue from a fraction of a fee of transaction between tech borrower and tech owner. The company is planning to develop a platform, where owners and users of Drones will be able to find each other and arrange the rental service deal. The anticipated date of launch is as soon as the platform is ready and within the first quarter of 2022.

Management's Plans

The Company's strategic plan for the next few years is to focus on taking the web platform to market while gaining market share through technology influencer's collaborations and brand awareness. In addition, The Company will continue to invest in new product development, such as its own large distance operated AI enabled consumer drone, customer support, partnerships, and infrastructure.

The company believes that access to operating capital raised in the planned equity crowdfunding offering, stockholder contributions, and other accredited investors via convertible notes and other funding channels will enable the company to execute its growth plan and continue the expansion quickly.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Risks and Uncertainties

As of the date of this report, the Company has not launched its operations. Launching the web platform, mobile application and gaining awareness requires significant capital, and based on the current operating plan, the company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

DRONESHARE, INC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred. Marketing & advertising costs are expensed as incurred.

Organizational Costs

Organizational costs, including legal fees, are expensed as incurred. Organizational costs charged to operations totaled $187 for the period from June 11, 2020 (Inception) to December 31, 2020.

Notes Payable - Related Party

The Company obtains temporary funding to cover operational costs from its founders. During the period from June 11, 2020 (Inception) through December 31, 2020, the Company entered into an unsecured promissory note (the Note) with the founding member, Valerii Spiridonov. The Note does not accrue interest. The principal is due within thirty days of the founding member providing the Company written notice of demand. As of December 31, 2020 the total combined balance of the Note was $846.

Equity

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 10,000,000 shares of common stock with comprised of:

- Class A - 2,000,000 shares with no stated par value per share
- Class B - 8,000,000 shares with no stated par value per share

As of December 31, 2020, the Company had 0 shares of Common stock class A and class B issued and outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

- Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

- Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

● Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

● Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.

● Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - INDEMNIFICATION

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk to be remote.

NOTE F – RELATED PARTY

The Company obtains temporary funding to cover operational costs from its founders. During the period from June 11, 2020 (Inception) through December 31, 2020, the Company entered into an unsecured promissory note (the Note) with the founding member, Valerii Spiridonov. The Note does not accrue interest. The principal is due within thirty days of the founding member providing the Company written notice of demand. As of December 31, 2020 the total combined balance of the Note was $846.

NOTE G – SUBSEQUENT EVENT

The Company has evaluated subsequent events for the period from December 31, 2020 through October 8, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE H- GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.